Exhibit 1

For Immediate Release

March 11, 2009

Discovery Group Nominees Win Election to Tier Technologies Board

Chicago, March 11, 2009 — Discovery Group announced today that, based on an estimate provided by its proxy solicitor, The Altman Group, it appears the shareholders of Tier Technologies, Inc. have elected Discovery’s independent director nominees, Daniel J. Donoghue and Michael R. Murphy, to the Company’s Board of Directors.  Certification of the final results by the independent inspector of elections, IVS Associates, is expected to be completed in several weeks.  Discovery is one of Tier’s largest independent shareholders owning 12.4% of the Company’s common stock.

“We believe our election demonstrates that shareholders support the changes at Tier encompassed by the four-point plan that was articulated in our proxy campaign,” Mr. Murphy said.  Discovery’s directors-elect intend to address what they see as four key areas of opportunity: 1) reduce Tier’s corporate overhead, 2) return excess cash to shareholders, 3) eliminate unnecessary takeover defenses, and 4) explore all strategic alternatives to maximize Tier’s shareholder value.

“With today’s mandate,” Murphy added, “we look forward to working constructively and expeditiously with our fellow directors to enhance shareholder value.”  Toward that end, the new Discovery directors plan to submit agenda items, consistent with its concerns, for consideration at Tier’s next Board meeting.

About The Discovery Group

Discovery Group is a merchant banking firm that manages private partnerships in highly specialized investment strategies. The business was founded in 2002 and is based in Chicago. Investors in these funds include large university endowments, nationally-recognized charitable foundations and a variety of trusts, family offices and wealth advisors. Discovery’s corporate finance expertise extends to public and private companies in a broad range of industries.

Contact:	Meghan O’Callaghan
312.265-9596
mocallaghan@thediscoverygroup.com